Exhibit 99.2

Consent of Prospective Director

In accordance with Rule 438 promulgated under the Securities Act of 1933, as amended, in connection with the Registration Statement on Form S-4 (the “Registration Statement”) of BNC Bancorp (“BNC”) relating to the transactions contemplated by the Agreement and Plan of Merger, dated as of December 21, 2011, by and between KeySource Financial, Inc. (“KeySource”) and BNC, pursuant to which KeySource will merge with and into BNC (the “Merger”), the undersigned hereby consents to being named in the Registration Statement and all amendments thereto as a person who is to become a director of BNC upon consummation of the Merger, and to the filing of this consent as an exhibit to the Registration Statement.

/s/ John S. Ramsey, Jr.

John S. Ramsey, Jr.

Date: April 26, 2012